BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-9399            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Duracell International Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                    Sincerely,

                                    /s/Damian P. Reitemeyer



Enclosures









            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                    (Amendment No.  2)*
                                 ____

                Duracell International Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $0.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         26633L103
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 266331103                     Page 2 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and Its wholly-owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor) and its indirect wholly-owned subsidiary, Bankers Trust International PLC; 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations; Bankers Trust
  International PLC is a London corporation;

 NUMBER OF     5. SOLE VOTING POWER

  SHARES


BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY


  EACH         7. SOLE DISPOSITIVE POWER

REPORTING




CUSIP No. 266331103                     Page 3 of 8 Pages


PERSON        8. SHARED DISPOSITIVE POWER
WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                         [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - CO












CUSIP No. 266331103                     Page 4 of 8 Pages

Item 1(a)    NAME OF ISSUER:

             Duracell International Inc.

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

             Berkshire Corporate Park
             Bethel, CT 06801

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its indirect wholly-owned subsidiary, Bankers Trust
International PLC.


Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

            Bankers Trust New York Corporation and Bankers
Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, are both corporations incorporated in the State of New
York. Bankers Trust International PLC is a London corporation.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $0.01) of Duracell
             International Inc., a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             26633L103









CUSIP No. 266331103                     Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company, and Bankers Trust
               International PLC

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.

Item 4       OWNERSHIP:

               As of December 31, 1995

             (a)  Amount Beneficially Owned:


             (b)  Percent of Class:




             (c)  Number of shares as to which the Bank has:
             (i)  sole power to vote or to direct the
                    vote -







CUSIP No. 266331103                     Page 6 of 8 Pages


             (ii) shared power to vote or to direct the
                    vote -


            (iii)sole power to dispose or to direct the
                    disposition of -



             (iv) shared power to dispose or to direct the
                    disposition of -


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    [X]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:
             Not applicable.

Item 7      IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:
             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
             Not applicable.


CUSIP No. 266331103                     Page 7 of 8 Pages


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

CUSIP No. 266331103                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation



By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC